                                         Filed Pursuant to Rule 424 (b)(5)
                                         Registration Number 333-48201


                                         INFORMATION CONTAINED HEREIN IS SUBJECT
TO COMPLETION OR AMENDMENT.

                   SUBJECT TO COMPLETION, DATED MAY 29, 1998

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 24, 1998

                                  $350,000,000
                   $150,000,000    % NOTES DUE JUNE    , 2008

                $200,000,000    % DEBENTURES DUE JUNE    , 2028
                            ------------------------

     Interest on the Notes and Debentures is payable on June   and December   of
each year, commencing December   , 1998. The Notes and Debentures are not
redeemable prior to maturity. The Notes and Debentures each will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes and Debentures in definitive form will not be issued. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes and Debentures".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                           INITIAL PUBLIC           UNDERWRITING            PROCEEDS TO
                                         OFFERING PRICE(1)          DISCOUNT(2)            COMPANY(1)(3)
                                         -----------------          ------------           -------------
Per Note...........................              %                       %                       %
Total..............................              $                       $                       $
Per Debenture......................              %                       %                       %
Total..............................              $                       $                       $

---------------
(1) Plus accrued interest, if any, from June   , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $420,000 payable by the Company.
                            ------------------------

     The Notes and Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Debentures will be ready for delivery in book-entry form only
through the facilities of DTC in New York, New York on or about June   , 1998,
against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
              CHASE SECURITIES INC.
                            J.P. MORGAN & CO.
                                         DEUTSCHE MORGAN GRENFELL INC.
                            ------------------------

            The date of this Prospectus Supplement is June   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND/OR DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".
                            ------------------------

                                  THE COMPANY

     Dover Corporation is a diversified industrial manufacturing corporation encompassing over 45 operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. Dover Corporation's 1997 sales of $4.5 billion and net income of $405 million were at record levels for the sixth consecutive year. As used herein, the terms "Company" and "Dover Corporation" refer to Dover Corporation and its consolidated subsidiaries, unless otherwise indicated or unless the context otherwise requires.

     The Company's businesses are currently organized in five business segments. Dover Technologies builds sophisticated automated assembly equipment for the electronics industry, industrial printers for coding and marking, and specialized electronic components. Dover Industries makes products for use in the waste handling, bulk transport, automotive service, commercial food service and machine tool industries. Dover Diversified builds assembly and production machines, heat transfer equipment, specialized compressors, and food refrigeration and display cases, as well as products for use in the defense, aerospace and other industries. Dover Resources manufactures products primarily for the automotive, fluid handling, petroleum and chemical industries. Dover Elevator manufactures, installs and services elevators primarily in North America. On May 7, 1998, the Company announced its intention to pursue a plan to spin off its Dover Elevator segment to the Company's stockholders. See
"-- Recent Development -- Plan to Spin Off Dover Elevator".

     The Company emphasizes growth and strong internal cash flow. It has a long-standing and successful acquisition program pursuant to which, from January 1, 1993 through December 31, 1997, the Company made 60 acquisitions at a total acquisition cost of $1.375 billion. These acquisitions have had a substantial impact on the increase in the Company's sales and earnings since 1993. The Company's acquisition program traditionally focused on acquiring new or stand-alone businesses. However, since 1993, increased emphasis has been placed on acquiring businesses which can be added on to existing operations. Approximately 35% of the $1.375 billion mentioned above was spent on this type of acquisition. In 1997, the Company completed two "stand-alone" and 15 "add-on" acquisitions at a total cost of about $261 million. In the three months ended March 31, 1998, the Company completed two "stand-alone" acquisitions and three "add-on" acquisitions at a total cost of $120 million. The Company has completed additional acquisitions since March 31, 1998. The Company has no budget or target for annual acquisition spending and is constantly seeking businesses marked by growth, innovation, higher than average profitability, and market leadership. Based on acquisitions completed, and discussions in progress, the Company expects acquisition spending in 1998 will exceed that of 1997 and is likely to exceed, possibly by a significant amount, the previous record level of $323 million (in 1995). There can be no assurance, however, that the Company will find this level of appropriate acquisition opportunities and be able to acquire them on acceptable terms. The Company believes that total 1998 acquisition cash requirements will be funded from internal cash flow, commercial paper backed by existing bank lines of credit, the expected dividend from the spin-off of the Dover Elevator segment described herein, and the Notes and Debentures offered hereby.

     The Company practices a highly decentralized management style. The presidents of operating companies are very autonomous and have a high level of independent responsibility for their businesses and their performance. This is in keeping with the Company's operating philosophy that small independent operations are better able to serve customers by focusing closely on their products and reacting quickly to customer needs. The Company's executive management becomes involved only to guide and manage capital, assist in major acquisitions, evaluate, motivate and, if necessary, replace operating management, and provide selected other services.

     DOVER TECHNOLOGIES, which accounted for 25.9% and 28.6% of the Company's sales for the three-month period ended March 31, 1998 and the year ended December 31, 1997, respectively, sells assembly equipment, screen printers, and soldering machines for the printed circuit board industry, industrial printers for coding and marking, as well as components for communications (including wireless) and military applications. The most significant business in this segment is Universal Instruments which, in 1997, accounted for almost half of Technologies' sales. In 1997, Universal Instruments' sales were the highest in its history and operating profit rebounded from 1996 and nearly equaled 1995's record results. During the three-month period ended March 31, 1998, Universal Instruments accounted for approximately one-third of the sales and operating profit of Dover Technologies. Universal Instruments is the world's largest producer of thru-hole printed circuit board assembly equipment, as well as a significant manufacturer of surface mount printed circuit board assembly equipment. Its primary competitors are Fuji Machine, Panasonic and Siemens. In 1995, Dover Technologies acquired Imaje, S.A., the world's second largest producer of small character ink-jet printers used for marking in the beverage, food and pharmaceutical industries. In November 1996, Dover Technologies acquired Everett Charles Technologies, based in Ponoma, California. Everett Charles is the leading producer of machines for the testing of circuitry on printed circuit boards before the boards are populated with components. In addition, it is the leader in design and manufacture of text fixtures for populated boards and the largest producer of spring-loaded test probes, which are used in both bare-board and populated-board testing.

     DOVER INDUSTRIES, which accounted for 20.0% and 18.9% of the Company's sales for the three-month period ended March 31, 1998 and the year ended December 31, 1997, respectively, manufactures equipment and components for use in the waste handling, bulk transport, automotive service, commercial food service, machine tool and other industries. The largest operations are Heil Trailer and Heil Environmental, acquired in 1993 (trailerized tanks and refuse collecting vehicles), Tipper Tie (clip closures for food packaging), Marathon (solid waste compaction, transporting and recycling equipment), Rotary Lift (automotive lifts), DovaTech (welding, cutting and laser equipment and supplies) and Groen (food service equipment). Other Dover Industries operations produce auto collision measuring and repair systems, commercial refrigeration, welding torches, plasma cutting products and screw machines.

     DOVER DIVERSIFIED, which accounted for 18.3% and 16.9% of the Company's sales for the three-month period ended March 31, 1998 and the year ended December 31, 1997, respectively, manufactures equipment and components for industrial, commercial, and defense applications. The largest operations are Tranter (process industry heat exchangers), A-C Compressor, acquired in 1992, and expanded in 1997 with the acquisitions of Preco and Conmec (process industry compressors), Hill Phoenix, acquired in 1993-94 (display cases and refrigeration systems for supermarkets) and Belvac, acquired in 1993 (can-making machinery). Other Dover Diversified businesses produce such products as fluid film and self-lubricating bearings, metal and fabric expansion joints, submarine and aircraft hydraulic controls and narrow web flexographic printing presses. In the first quarter of 1998, Dover Diversified acquired Wiseco Inc. (designer and manufacturer of high performance pistons for racing applications).

     DOVER RESOURCES, which accounted for 16.9% and 16.4% of the Company's sales for the three-month period ended March 31, 1998 and the year ended December 31, 1997, respectively, manufactures components and equipment primarily for the automotive, fluid handling, petroleum and chemical industries. Its largest businesses are De-Sta-Co Industries (workholding devices), OPW Fueling Components (gasoline nozzles and related service station equipment), and Blackmer (rotary vein and progressive cavity pumps and gas compressors). In late 1996, Dover Resources acquired Tulsa Winch, a producer of winches and speed reducers and in 1997 Hydro Systems (cleaning chemical dispensing equipment). At the beginning of 1998, Dover Resources acquired Quartzdyne, a manufacturer of quartz-resonator pressure transducers used in oil drilling and production. Other Dover Resources companies produce liquid monitoring, filtration and control systems, oil and gas production equipment, and other valve, instrumentation and control systems and products. During 1997, two Dover Resources companies made three "add-on" acquisitions. Blackmer acquired Mouvex, a leading French producer of positive displacement pumps, and De-Sta-Co Industries made two smaller acquisitions of producers of automation devices.

     DOVER ELEVATOR, which accounted for 19.0% and 19.4% of the Company's sales for the three-month period ended March 31, 1998 and the year ended December 31, 1997, respectively, is a major national manufacturer and installer, and one of the largest servicers, of elevators for low- and mid-rise buildings. Dover Elevator also participates in the high-rise market for new equipment and service. Its primary competitors are Otis Elevator, a division of United Technologies Corporation, Schindler/Westinghouse, Thyssen and Kone/Montgomery. Dover Elevator also sells and services elevators in foreign markets, principally in Canada. Less than half of Dover Elevator's sales, but most of its profits, are generated by the service business. In 1997, Dover Elevator sold its German and U.K. operations for a pre-tax gain of $32 million, based upon its analysis that they did not represent a sufficiently strong base for developing a meaningful position in Europe. On May 7, 1998, the Company announced its intention to pursue a plan to spin off Dover Elevator to the Company's stockholders as an independent publicly-traded company. See "-- Recent Development -- Plan to Spin Off Dover Elevator".

     The address and telephone number of the Company's principal executive offices are 280 Park New York, New York 10017-1292, (212) 922-1640. Dover Corporation is a Delaware corporation which conducts substantially all its business through subsidiaries.

RECENT DEVELOPMENT -- PLAN TO SPIN OFF DOVER ELEVATOR

     On May 7, 1998, the Company announced its intention to pursue a plan to spin off to its stockholders its entire interest in its wholly-owned Dover Elevator segment (the "Elevator Spin"). The Company plans to spin off Dover Elevator because its business does not fit well with the Company's other operations. Dover Elevator, although engaged in the manufacture and sale of elevators, generates most of its profits from the service contracts it enters into to provide post-installation services while the remaining Dover businesses manufacture technologically sophisticated products where the factory floor is the key center of activity. The Company believes that spinning off Dover Elevator as an independent publicly-traded company will alleviate certain issues which result from the operation of dissimilar businesses within the same corporate group. Before the spin-off, Dover Elevator will borrow from unrelated third parties to pay a dividend to the Company, the proceeds of which the Company will use to repay short-term debt. See "Pro Forma Financial Information" below, which indicates certain effects of the proposed Elevator Spin on selected items in the Company's balance sheet and statement of earnings at the dates or for the periods indicated and based on the assumptions stated therein. The Elevator Spin is expected to occur in the fourth quarter of this year, subject to satisfaction of certain conditions including a ruling from the Internal Revenue Service that the Elevator Spin will be tax free to the Company and its stockholders for Federal income tax purposes and final approval by the Company's Board of Directors. Until such time as the Elevator Spin is completed, the Company will continue to consolidate Dover Elevator's financial information into its consolidated financial statements. There can be no assurance as to when or whether the Elevator Spin will actually occur.

                                USE OF PROCEEDS

     The net proceeds to be received from the sale of the Notes and Debentures offered hereby (estimated to be $348 million before deducting expenses payable by the Company estimated at $420,000) will be used to reduce the level of the Company's commercial paper outstanding. See "Capitalization". Commercial paper totaled $501 million at March 31, 1998, with a weighted average interest rate of 5.6% and an average maturity of 15 days. The Company has historically used commercial paper and debt securities, together with internally generated cash, to finance acquisitions, and intends to continue its program of seeking to acquire selected businesses. See "The Company".

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998, and as adjusted to reflect the issuance and sale of the Notes and the Debentures offered hereby and the application of the estimated net proceeds therefrom to the repayment of $348 million of the Company's commercial paper outstanding. See "Use of Proceeds".

                                                                    MARCH 31, 1998
                                                              --------------------------
                                                                                  AS
                                                                ACTUAL         ADJUSTED
                                                                ------         --------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
Short-Term Debt:
  Commercial paper..........................................  $  500,850(1)   $  152,850
  Other notes payable.......................................       7,680           7,680
                                                              ----------      ----------
     Total notes payable....................................     508,530         160,530
  Current portion of long-term debt.........................         960             960
                                                              ----------      ----------
     Total Short-Term Debt..................................  $  509,490      $  161,490
                                                              ==========      ==========
Long-Term Debt:
  6.45% Notes due November 15, 2005.........................  $  249,581      $  249,581
    % Notes due June   , 2008...............................          --         149,143
    % Debentures due June   , 2028..........................          --         198,857
  Other long-term debt including capital leases.............      12,066          12,066
                                                              ----------      ----------
     Total Long-Term Debt...................................  $  261,647      $  609,647

Stockholders' Equity:

  Capital stock, $1 par value, authorized 500,000,000
     shares; issued 234,926,757 shares......................  $  234,927      $  234,927
  Additional paid-in capital................................       7,972           7,972
  Cumulative translation adjustments........................     (39,239)        (39,239)
  Unrealized holdings gains (losses)........................       2,472           2,472
  Retained earnings.........................................   1,772,155       1,772,155

  Less common stock in treasury, at cost -- 11,939,434
     shares.................................................     203,840         203,840
                                                              ----------      ----------
     Total Stockholders' Equity.............................   1,774,447       1,774,447
                                                              ----------      ----------
Total Capitalization........................................  $2,036,094      $2,384,094
                                                              ==========      ==========

---------------
(1) At May 29, 1998, commercial paper was $616,735.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data concerning the Company for, and as of the end of, each of the five years in the period ended December 31, 1997, has been derived from the Company's audited consolidated financial statements. The information for interim periods is unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full year. The selected consolidated financial information should be read in conjunction with the Company's consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                               YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------
                                               1993         1994         1995         1996         1997
                                               ----         ----         ----         ----         ----
                                                                (DOLLARS IN THOUSANDS)
EARNINGS STATEMENT DATA:
Net sales.................................  $2,483,928   $3,085,276   $3,745,877   $4,076,284   $4,547,656
Gross profit..............................     750,672      947,799    1,181,533    1,366,632    1,571,736
Selling, general and administrative
  expenses................................     496,799      622,434      743,133      827,958      959,067
                                            ----------   ----------   ----------   ----------   ----------
Operating profit..........................     253,873      325,365      438,400      538,674      612,669
Interest expense..........................      22,339       36,461       40,113       41,977       46,888
Other income, net.........................      14,008       17,955       18,824       92,028       51,055
                                            ----------   ----------   ----------   ----------   ----------
Earnings before taxes on income...........     245,542      306,859      417,111      588,725      616,836
Federal and other taxes on income.........      87,288      104,486      138,800      198,502      211,405
                                            ----------   ----------   ----------   ----------   ----------
Net earnings(1)...........................  $  158,254   $  202,373   $  278,311   $  390,223   $  405,431
                                            ==========   ==========   ==========   ==========   ==========
OTHER OPERATING DATA:
Cash flow(2)..............................  $  235,223   $  298,162   $  386,147   $  515,307   $  576,094
Capital Expenditures......................      47,532       84,473      102,668      125,111      145,620
Acquisitions..............................     321,002      187,704      323,292      281,711      261,460
Ratio of earnings to fixed charges(3).....         9.0x         7.8x         9.5x        12.1x        11.6x
BALANCE SHEET DATA (AT PERIOD END):
Current assets............................  $  903,640   $1,133,139   $1,384,359   $1,489,813   $1,591,345
Net property, plant and equipment.........     283,363      342,685      423,940      494,933      570,579
Intangible assets, net of amortization....     535,136      564,420      811,182      963,182    1,068,310
Other intangible assets...................      10,258       10,258       10,258       10,258       10,368
Other assets and deferred charges.........      41,292       20,135       36,912       35,193       36,922
                                            ----------   ----------   ----------   ----------   ----------
     Total Assets.........................  $1,773,689   $2,070,637   $2,666,651   $2,993,379   $3,277,524
                                            ==========   ==========   ==========   ==========   ==========
Current liabilities.......................     595,794      772,223    1,081,047    1,139,105    1,196,573
Long-term debt............................     252,065      253,587      255,600      252,955      262,630
Deferred compensation.....................      35,419       46,423       55,970       57,548       74,279
Deferred income taxes.....................      20,409        2,545       46,328       54,068       40,458
Stockholders' equity......................     870,002      995,859    1,227,706    1,489,703    1,703,584
                                            ----------   ----------   ----------   ----------   ----------
     Total liabilities and stockholders'
       equity.............................  $1,773,689   $2,070,637   $2,666,651   $2,993,379   $3,277,524
                                            ==========   ==========   ==========   ==========   ==========

---------------
(1) Includes gain from sale of businesses in the amount of $25,065 for 1997 and $49,634 for 1996.

(2) Represents net earnings plus depreciation and amortization.

(3) Computed by dividing fixed charges of the Company into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense which is deemed to be representative of the interest factor.

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              ------------------------
                                                                 1997          1998
                                                                 ----          ----
                                                                    (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
EARNINGS STATEMENT DATA:
Net sales...................................................  $1,008,781    $1,148,584
Gross profit................................................     337,867       396,134
Selling, general and administrative expenses................     222,516       253,408
                                                              ----------    ----------
Operating profit............................................     115,351       142,726
Interest expense............................................      10,987        11,926
Other income, net...........................................      16,272         5,571
                                                              ----------    ----------
Earnings before taxes on income.............................     120,636       136,371
Federal and other taxes on income...........................      42,136        46,376
                                                              ----------    ----------
Net earnings................................................  $   78,500    $   89,995
                                                              ==========    ==========
OTHER OPERATING DATA:
Cash flow(1)................................................  $  113,256    $  130,985
Capital expenditures........................................      27,377        33,786
Acquisitions................................................      52,108       119,883
Ratio of earnings to fixed charges(2).......................         9.8x         10.3x
BALANCE SHEET DATA (AT PERIOD END):
Current assets..............................................  $1,432,046    $1,610,584
Net property, plant and equipment...........................     509,121       586,701
Intangible assets, net of amortization......................     971,185     1,151,726
Other intangible assets.....................................      10,258        10,368
Other assets and deferred charges...........................      37,018        38,815
                                                              ----------    ----------
     Total Assets...........................................  $2,959,628    $3,398,194
                                                              ==========    ==========
Current liabilities.........................................   1,104,075     1,248,315
Long-term debt..............................................     255,135       261,647
Deferred compensation.......................................      54,912        69,181
Deferred income taxes.......................................      44,213        44,604
Stockholders' equity........................................   1,501,293     1,774,447
                                                              ----------    ----------
     Total liabilities and stockholders' equity.............  $2,959,628    $3,398,194
                                                              ==========    ==========

---------------
(1) Represents net earnings plus depreciation and amortization.

(2) Computed by dividing fixed charges of the Company into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense which is deemed to be representative of the interest factor.

                        PRO FORMA FINANCIAL INFORMATION

     The following presents unaudited pro forma condensed financial information of the Company, as adjusted to give effect to the Elevator Spin as of the beginning of the earliest period presented for statement of earnings purposes and as of the end of the period presented for balance sheet purposes. The historical financial information for Dover Elevator has been derived from the historical financial statements of the Company and is intended only for presentation of the Company's pro forma financial information. The unaudited pro forma condensed financial information assumes that Dover Elevator will borrow $175 million from unrelated third parties and use it, together with excess cash on hand, to pay a dividend of $200 million to the Company (see note 1); however, these financing arrangements are not finalized and may change. The $175 million represents the current estimate of management; the actual amount to be borrowed by Dover Elevator (and the amount of the dividend) will be determined based on Dover Elevator's financial position at the spin-off date. The following data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations of the Company or Dover Elevator which would have occurred had the Elevator Spin actually been consummated as of such date, nor is this information indicative of the future financial position or results of operations of the Company or Dover Elevator. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and the Consolidated Financial Statements and Notes thereto of the Company incorporated herein by reference.

                               DOVER CORPORATION

                 PRO FORMA CONDENSED BALANCE SHEET (UNAUDITED)
                               AT MARCH 31, 1998
                                 (IN THOUSANDS)

                                           DOVER         DOVER                           DOVER
                                        CORPORATION     ELEVATOR      PRO FORMA       CORPORATION
                                        HISTORICAL     HISTORICAL    ADJUSTMENTS       PRO FORMA
                                        -----------    ----------    -----------      -----------
ASSETS:
Current Assets:
  Cash & cash equivalents.............  $  106,282      $ 28,353      $      --       $   77,929
  Marketable securities...............      24,267            --                          24,267
  Receivables, net of allowance for
     doubtful accounts................     804,726       200,567                         604,159
  Inventories.........................     610,016        68,556                         541,460
  Prepaid expenses....................      65,293         5,487                          59,806
                                        ----------      --------      ---------       ----------
     Total current assets.............   1,610,584       302,963             --        1,307,621
                                        ----------      --------      ---------       ----------
Property, plant & equipment (at
  cost)...............................   1,311,111       140,157                       1,170,954
Accumulated depreciation..............     724,410        85,522                         638,888
                                        ----------      --------      ---------       ----------
     Net property, plant &
       equipment......................     586,701        54,635             --          532,066
                                        ----------      --------      ---------       ----------
Intangible assets, net of
  amortization........................   1,151,726        33,341                       1,118,385
Other intangible assets...............      10,368         3,009                           7,359
Deferred charges & other assets.......      38,815         2,254                          36,561
                                        ----------      --------      ---------       ----------
                                        $3,398,194      $396,202      $      --       $3,001,992
                                        ==========      ========      =========       ==========
LIABILITIES:
Current Liabilities:
  Notes payable.......................  $  508,530      $  2,423      $(193,589)(1)   $  312,518
  Current maturities of long-term
     debt.............................         960            --                             960
  Accounts payable....................     223,825        29,231                         194,594
  Accrued compensation & employee
     benefits.........................     118,249        24,241                          94,008
  Accrued insurance...................     114,547        76,565                          37,982
  Other accrued expenses..............     237,108        51,041                         186,067
  Income taxes........................      45,096        (2,248)                         47,344
                                        ----------      --------      ---------       ----------
     Total current liabilities........   1,248,315       181,253       (193,589)         873,473
                                        ----------      --------      ---------       ----------
Long-term debt........................     261,647                                       261,647
Receivable from Dover Corporation.....                    (1,411)
Deferred taxes........................      44,604        (8,701)                         53,305
Deferred compensation.................      69,181        11,981                          57,200

STOCKHOLDERS' EQUITY:
Common stock..........................     234,927                                       234,927
Subsidiary Common Stock...............                       200
Additional paid-in surplus............       7,972                                         7,972
Subsidiary Additional paid-in
  surplus.............................                     2,425

Cumulative translation adjustments....     (39,239)      (10,480)                        (28,759)
Unrealized holding gains (losses).....       2,472            --                           2,472
                                        ----------      --------      ---------       ----------
Accumulated other comprehensive
  earnings............................     (36,767)      (10,480)            --          (26,287)
Retained earnings.....................   1,772,155                      (28,560)(2)    1,743,595
Subsidiary retained earnings..........                   220,935        200,000(1)
Less: Treasury stock..................     203,840            --             --          203,840
                                        ----------      --------      ---------       ----------
     Stockholders' equity.............   1,774,447       213,080        171,440        1,756,367
                                        ----------      --------      ---------       ----------
                                        $3,398,194      $396,202      $ (22,149)      $3,001,992
                                        ==========      ========      =========       ==========

                               DOVER CORPORATION

             PRO FORMA CONDENSED STATEMENT OF EARNINGS (UNAUDITED)
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              DOVER         DOVER                         DOVER
                                           CORPORATION     ELEVATOR      PRO FORMA     CORPORATION
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS     PRO FORMA
                                           -----------    ----------    -----------    -----------
Net sales................................  $1,148,584      $218,575        $486(3)      $930,495
Cost of sales............................     752,450       154,565         486(3)       598,371
                                           ----------      --------        ----         --------
  Gross profit...........................     396,134        64,010          --          332,124
Selling & administrative expenses........     253,408        38,905                      214,503
                                           ----------      --------        ----         --------
  Operating profit.......................     142,726        25,105          --          117,621
                                           ----------      --------        ----         --------
Other deductions (income):
  Interest expense.......................      11,926            87                       11,839
  Interest income........................      (5,314)         (134)                      (5,180)
  Foreign exchange.......................       1,499           420                        1,079
  All other, net.........................      (1,756)         (412)                      (1,344)
                                           ----------      --------        ----         --------
     Total...............................       6,355           (39)         --            6,394
                                           ----------      --------        ----         --------
Earnings before taxes on earnings........     136,371        25,144          --          111,227
  Federal & other taxes on earnings......      46,376         8,992                       37,384
                                           ----------      --------        ----         --------
Net earnings.............................  $   89,995      $ 16,152        $ --         $ 73,843
                                           ==========      ========        ====         ========
Net earnings per common share:
  -- Basic...............................  $     0.40                                   $   0.33
  -- Diluted.............................  $     0.40                                   $   0.33
Weighted average number of common shares
  outstanding during the period:
  -- Basic...............................     222,775                                    222,775
  -- Diluted.............................     224,822                                    224,822

                               DOVER CORPORATION

             PRO FORMA CONDENSED STATEMENT OF EARNINGS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 DOVER          DOVER        DISPOSITION                      DOVER
                              CORPORATION     ELEVATOR       OF EUROPEAN      PRO FORMA    CORPORATION
                              HISTORICAL    HISTORICAL(4)    ELEVATOR(4)     ADJUSTMENTS    PRO FORMA
                              -----------   -------------    -----------     -----------   -----------
Net sales...................  $4,547,656      $852,871         $ 27,386        $2,170(3)   $3,669,569
Cost of sales...............   2,975,920       613,735           22,087         2,170(3)    2,342,268
                              ----------      --------         --------        ------      ----------
  Gross profit..............   1,571,736       239,136            5,299            --       1,327,301
Selling & administrative
  expenses..................     959,067       146,544            4,729                       807,794
                              ----------      --------         --------        ------      ----------
  Operating profit..........     612,669        92,592              570            --         519,507
                              ----------      --------         --------        ------      ----------
Other deductions (income):
  Interest expense..........      46,888           331              394                        46,163
  Interest income...........      (9,918)         (731)             (77)                       (9,110)
  Foreign exchange..........      (4,566)          165              295                        (5,026)
  All other, net............     (36,571)          415          (32,577)                       (4,409)
                              ----------      --------         --------        ------      ----------
          Total.............      (4,167)          180          (31,965)           --          27,618
                              ----------      --------         --------        ------      ----------
Earnings before taxes on
  earnings..................     616,836        92,412           32,535            --         491,889
  Federal & other taxes on
     earnings...............     211,405        36,066            8,113                       167,226
                              ----------      --------         --------        ------      ----------
Net earnings................  $  405,431      $ 56,346         $ 24,422        $   --      $  324,663
                              ==========      ========         ========        ======      ==========
Net earnings per common
  share:
  -- Basic..................  $     1.82                                                   $     1.45
  -- Diluted................  $     1.79                                                   $     1.43
Weighted average number of
  common shares outstanding
  during the period:
  -- Basic..................     223,181                                                      223,181
  -- Diluted................     226,815                                                      226,815

                               DOVER CORPORATION

         NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
                                 (IN THOUSANDS)

1. Represents the net result of a dividend received by the Company from Dover Elevator prior to the Elevator Spin, settlement of an intercompany balance owed to Dover Elevator, and payment of spin-off expenses.

                                                              MARCH 31,
                                                                1998
                                                              ---------
The proceeds have been assumed to be utilized as follows:
  Dividend declared by Dover Elevator.......................  $ 200,000
  Less: settlement of intercompany balance owed to Dover
        Elevator............................................     (1,411)
         spin-off expenses..................................     (5,000)
                                                              ---------
  Net change in notes payable...............................    193,589
                                                              =========

2. Represents a dividend to Dover Corporation stockholders calculated as follows:

  Dover Corporation's equity in Dover Elevator
     Subsidiary common stock................................  $     200
     Subsidiary additional paid-in surplus..................      2,425
     Subsidiary retained earnings...........................    220,935
  Dividend declared by Dover Elevator.......................   (200,000)
                                                              ---------
       Dover's remaining equity in Dover Elevator...........     23,560
  Spin-off expenses.........................................      5,000
                                                              ---------
                                                              $  28,560
                                                              =========

3. Intercompany sales between Dover Elevator and Dover Corporation previously eliminated.

4. Effective June 1997 the Company sold its European elevator operations. The amounts reported in the disposition column include the results of operations of the European elevator operations up to the sale date and the gain on those sales and applicable taxes. The historical statement of earnings of Dover Elevator for the year ended December 31, 1997 does not include earnings attributable to operations of Dover Elevator which were disposed of during 1997 because they will not be included in the Elevator Spin.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The information set forth below summarizes the Management's Discussion and Analysis of Financial Condition and Results of Operations contained in each of
(a) the Company's Quarterly Report on Form 10-Q, dated April 28, 1998, for the quarter ended March 31, 1998 (the "1998 First Quarter Form 10-Q") and (b) the Company's Annual Report on Form 10-K, dated March 27, 1998, for the year ended December 31, 1997 (the "1997 Form 10-K"). Such information does not purport to be complete and is qualified in its entirety by reference to the information set forth in the 1998 First Quarter Form 10-Q and the 1997 Form 10-K. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

GENERAL

     Set forth below are the sales and operating profits of the Company's five business segments for the periods indicated. Such information should be read in conjunction with the other financial information set forth or incorporated by reference herein.

                                              YEAR ENDED              THREE MONTHS ENDED
                                             DECEMBER 31,                 MARCH 31,
                                       ------------------------    ------------------------
                                          1996          1997          1997          1998
                                          ----          ----          ----          ----
                                                          (IN THOUSANDS)
SALES TO UNAFFILIATED CUSTOMERS:
  Dover Technologies.................  $  993,326    $1,300,503    $  259,466    $  297,657
  Dover Industries...................     846,866       859,778       201,437       229,494
  Dover Diversified..................     730,074       767,194       160,312       210,275
  Dover Resources....................     648,546       745,429       171,398       194,301
  Dover Elevator.....................     862,139       880,258       217,270       218,575
  Intramarket sales..................      (4,667)       (5,506)       (1,102)       (1,718)
                                       ----------    ----------    ----------    ----------
          Consolidated total.........  $4,076,284    $4,547,656    $1,008,781    $1,148,584
                                       ==========    ==========    ==========    ==========
OPERATING PROFIT:
  Dover Technologies.................  $  146,341    $  195,393    $   36,629    $   33,699
  Dover Industries...................     115,857       128,945        27,947        34,014
  Dover Diversified..................     106,850       114,902        21,143        28,637
  Dover Resources....................     105,394       113,538        24,846        32,046
  Dover Elevator.....................      87,985        92,958        24,046        25,137
  Gain on Dispositions...............      75,065        32,171            --            --
  Interest income, interest expense
     and general corporate expenses,
     net.............................     (48,767)      (61,071)      (13,975)      (17,162)
                                       ----------    ----------    ----------    ----------
          Earnings before taxes on
            income...................  $  588,725    $  616,836    $  120,636    $  136,371
                                       ==========    ==========    ==========    ==========

RESULTS OF OPERATIONS:

THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1997.

     Sales in the three months ended March 31, 1998 increased 14% to $1.1 billion compared to the 1997 period and net earnings increased approximately $11.5 million, or 15%. The 1997 earnings included $9.6 million (pre-tax) from nonrecurring currency gains and a license sale (all in the Dover Technologies segment) as reported last year. During the three months ended March 31, 1998, the Company completed five acquisitions, investing $120 million. The largest of the five acquisitions were Quartzdyne, which is now part of Dover Resources, and Wiseco, which is now part of Dover

Diversified. Quartzdyne makes highly specialized quartz pressure transducers. Wiseco designs and manufactures high performance pistons.

     The gain in the Company's first quarter was driven by strength in the Dover Industries, Dover Resources and Dover Diversified segments. Sales of their almost 40 individual "niche-market" businesses are heavily concentrated in North America and Europe, where strong economies are fueling demand for specialty machinery and precision components. Each of these segments had a profit gain of more than 20% with a combined increase of 28%. Of the 36 individual niche businesses owned last year, 24 showed profit gains with 16 up more than 30%.

     A discussion of results of operation by segments follows. As noted above, please refer to the Company's 1998 First Quarter Form 10-Q for additional information on the results of operations for the first quarter of 1998 and comparison to the first quarter of 1997, including additional segment information.

     DOVER TECHNOLOGIES: Sales in the Dover Technologies segment increased 15% for the three-month period while earnings rose 25%, excluding the $9.6 million of special gains included in last year's results. Most of the sales gain was attributable to internal growth at Everett Charles, add-on acquisitions, such as Soltec's acquisition of Vitronics, and to market share gains at DEK Print Machines. Imaje and the components companies achieved modest sales and earnings gains.

     DOVER INDUSTRIES: Dover Industries reported a sales increase of 14% for the three-month period and an increase in operating earnings of 22%. The largest increases were at Heil Tank Trailer, whose largely U.S. market strengthened significantly during the past 6 months; and at Heil Environmental, which achieved significant operating margin leverage as shipments improved more than 15%.

     DOVER DIVERSIFIED: Sales in the Dover Diversified segment increased 31% for the three-month period and operating earnings increased 35% reflecting both internal earnings growth and above normal sales growth due to acquisitions. Tranter and Hill Phoenix each experienced sales growth and earnings gains. Other businesses owned in last year's first quarter had mixed results, yielding an overall 21% earnings gain on an 11% sales increase for last year's first quarter companies. The acquisitions of Wiseco, SWF and 4 other "add-on" companies since the first quarter of 1997 provided 20 percentage points of the 31% segment sales gain, but added less than $3 million to earnings due to acquisition premium write-offs.

     DOVER RESOURCES: Sales in the Dover Resources segment increased 13% for the three-month period and operating earnings increased 29%. The largest increase was achieved by OPW Fueling Components, reflecting increased demand by gasoline retailers for its vapor recovery, environmental and safety products as well as improved margins. Dover Resources companies involved in fluid transfer (pumps, valves, loading/unloading equipment and safety devices) achieved gains in sales and earnings. In oil/gas related areas, the addition of Quartzdyne offset modest declines at Norris, Norriseal and Alberta Oil Tool.

     DOVER ELEVATOR: Dover Elevator achieved a 5% increase in earnings despite nearly flat sales, reflecting continued improvement in North America and the sale in 1997 of its European operations. Its pretax margin of 11.5% is believed by the Company to be the best of any major elevator company. New elevator bookings in the U.S. and Canada increased 11% from 1997, with a significant portion of that increase occurring in March. The Company is proceeding with the transfer of Dover Elevator's manufacturing activities from the Company's oldest plant to other facilities which have been expanded to improve manufacturing efficiencies and with the implementation of a new SAP computer system. On May 7, 1998, the Company announced its intention to pursue a plan to spin off Dover Elevator to the Company's stockholders. See "The Company -- Recent
Development -- Plan to Spin Off Dover Elevator".

1997 COMPARED WITH 1996

     Sales in 1997 rose 12% to $4.5 billion, an increase of $470 million, reflecting both internal growth at most Dover companies and the effect of the Company's acquisition activity in 1996 and 1997.

     Companies acquired in 1996 added $92 million to the Company's 1996 sales and $221 million to the Company's 1997 sales, reflecting their inclusion in the Company's financial statements for a full year and their own internal growth. Companies acquired in 1997 added $127 million to that year's sales. Together with the sale of Dover Elevator's European operations in June 1997, acquisitions, net of divestments, made in 1996 and 1997 provided 6 percentage points of the 12% year-to-year sales increase.

     While acquisitions added to sales growth, all of the Company's $40 million (12%) increase in net income (measured without gains on the sale of businesses) came from internal growth of existing companies. The companies acquired in 1996 and 1997 had operating profits in 1997 of $55 million (16% of combined sales) but made no contribution to earnings due to purchase accounting write-offs of acquisition premiums, interest income foregone and the 1997 writeoff of BSL goodwill, following its consolidation with Everett Charles.

     A discussion of results of operation by segments follows. As noted above, please refer to the Company's 1997 Form 10-K for additional information on the results of operations for 1997 and comparison to 1996, including additional segment information.

     DOVER TECHNOLOGIES: Dover Technologies had a record year in 1997, with an earnings gain of 34% compared to 1996 on a sales gain of 31%. Most of the gains in this segment came from the printed circuit board assembly equipment businesses, with Universal Instruments, Everett Charles and DEK Printing Machines achieving record profits. Strong sales gains and record earnings were also achieved by Imaje.

     DOVER INDUSTRIES: Dover Industries achieved record sales of $860 million in 1997, up 2% from the prior year, and operating income of $129 million, up 11%, also a record level. These results reflect both acquisitions and strong internal growth. Eight of Dover Industries' 11 businesses achieved an earnings improvement in 1997 with particularly impressive increases at Texas Hydraulics and Groen. The strength of the U.S. economy was a significant plus factor for all of these companies.

     DOVER DIVERSIFIED: Dover Diversified achieved record sales of $767 million in 1997, up 5% from the prior year. The operational profits of Dover Diversified's eight companies rose 7% compared to 1996 despite a drop in earnings of more than $20 million at Belvac. This drop is attributable to a decrease in demand for can-necking equipment. Dover Diversified's other companies all showed gains with record profits at Hill Phoenix and Tranter.

     DOVER RESOURCES: Profits at Dover Resources improved 8% in 1997 compared to 1996 on a 15% sales gain. About half of the sales gains resulted from the acquisition of Tulsa Winch and Hydro Systems. OPW Fueling Components remained Dover Resources' largest profit contributor while setting a new profit record. Dover Resources' three companies supplying oilfield production equipment improved profits to their highest level in more than 10 years. De-Sta-Co Industries and Duncan Systems also achieved profit records with strong gains over the prior year.

     DOVER ELEVATOR: Dover Elevator increased its operational profits to a record $93 million on sales growth of 2% over 1996 and despite the sale of its European operations in June 1997, which provided a further gain of $32 million. Bookings and shipments of elevators again set records, although pricing showed only a slight improvement. On May 7, 1998, the Company announced its intention to pursue a plan to spin off Dover Elevator to the Company's stockholders. See "The Company -- Recent Development -- Plan to Spin Off Dover Elevator".

LIQUIDITY AND CAPITAL RESOURCES:

     Net debt (defined as long-term debt plus current maturities of long-term debt plus notes payable less cash and cash equivalents and marketable securities) increased by $427 million from January 1, 1993 to $552 million at December 31, 1997, as some external financing was required to fund the Company's $1.375 billion of acquisitions and $505 million of capital expenditures during this five-year period.

     Working capital (current assets less current liabilities) ranged from a low of $202 million at January 1, 1993 to a high of $395 million at December 31, 1997.

     At March 31, 1998, net debt was $640 million and working capital was $362 million. Net debt as a percent of capital (defined as net debt plus equity) was 26.5% at March 31, 1998, compared to 24.5% at December 31, 1997.

     The Company's current ratio (current assets divided by current liabilities) decreased to 1.29 at March 31, 1998, compared with 1.33 at December 31, 1997. The quick ratio (current assets net of inventories, divided by current liabilities) also decreased to .80 at March 31, 1998 compared with .86 at December 31, 1997.

     The decrease in the Company's liquidity during the first quarter of 1998 as compared to the position at December 31, 1997 is primarily attributable to first quarter acquisitions which aggregated $120 million. The Company has made additional acquisitions since March 31, 1998 and intends to continue pursuing selected businesses, although no assurances can be given that any additional acquisitions will be completed. See "Capitalization", "Use of Proceeds" and "The Company".

     At March 31, 1998, the Company had bank lines of $552 million, all of which were unused. Additional bank lines of credit are available at the Company's request.

                    DESCRIPTION OF THE NOTES AND DEBENTURES

     The      % Notes due June   , 2008 (the "Notes") and the      % Debentures
due June   , 2028 (the "Debentures") are each a series of Debt Securities as described in the accompanying Prospectus to which this Prospectus Supplement relates. The following description of the particular terms of the Notes and Debentures offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Notes and Debentures will be issued under an indenture (the "Indenture") to be entered into between the Company and The First National Bank of Chicago, as trustee (the "Trustee"). The Notes will be limited to
$150,000,000 aggregate principal amount and will mature on June   , 2008. The
Debentures will be limited to $200,000,000 aggregate principal amount and will
mature on June   , 2028.

     The Notes and Debentures will bear interest at the respective rates set
forth on the cover page of this Prospectus Supplement from June   , 1998, or the
most recent interest payment date to which interest has been paid or provided
for, payable semi-annually on June   and December   of each year, commencing
December   , 1998, to persons in whose names the Notes and Debentures are
registered at the close of business on the preceding           or           , as
the case may be.

     The Notes and Debentures will not be redeemable prior to maturity and will not have the benefit of any sinking fund.

     The Notes and Debentures are subject to the provisions of the Indenture relating to defeasance and covenant defeasance as described in the Prospectus under the heading "Description of Debt Securities -- Defeasance and Covenant Defeasance".

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes and Debentures each will be represented by one or more global securities (a "Global Security"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the "Depositary"), and registered in the name of Cede & Co., the nominee of the Depositary.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Ownership of beneficial interests in the Notes and Debentures will be limited to Participants or persons that may hold interests through Participants. The Company expects that upon the issuance of the Global Securities representing the Notes and Debentures, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes and/or Debentures, as the case may be, beneficially owned by such Participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability of certain persons to own, transfer or pledge beneficial interests in a Global Security.

     So long as the Depositary, or its nominee, is the registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes or Debentures, as the case may be, represented by such Global Security for all purposes under the Indenture. Except as provided herein, the owners of beneficial interests in a Global Security will not be entitled to have the Notes or Debentures, as the case may be, represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes or Debentures in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payment of principal of and interest on the Notes and Debentures registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Security representing such Notes or Debentures, as the case may be. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Security, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

     Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Securities among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes and Debentures set forth opposite its name below:

                                                PRINCIPAL        PRINCIPAL
                                                  AMOUNT          AMOUNT
UNDERWRITER                                      OF NOTES      OF DEBENTURES
-----------                                     ---------      -------------
Goldman, Sachs & Co..........................  $               $
Chase Securities Inc. .......................
J.P. Morgan Securities Inc. .................
Deutsche Morgan Grenfell Inc. ...............
                                               ------------    ------------
          Total..............................  $150,000,000    $200,000,000
                                               ============    ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes and Debentures, if any are taken.

     The Underwriters propose to offer the Notes and Debentures in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such
prices less a concession of   % of the principal amount of the Notes and   % of
the principal amount of the Debentures. The Underwriters may allow, and such
dealers may reallow, a concession not to exceed   % of the principal amount of
the Notes and   % of the principal amount of the Debentures to certain brokers and dealers. After the Notes and Debentures are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.

     The Notes and Debentures are new issues of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make markets in the Notes and Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or Debentures.

     In connection with the offering, the Underwriters may purchase and sell the Notes and Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes or Debentures, as applicable, and short positions created by Underwriters involve the sale by the Underwriters of a greater number of Notes or Debentures, as applicable, than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes and Debentures sold in the offering may be reclaimed by the Underwriters if such Notes or Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market prices of the Notes and/or Debentures, which may be higher than the prices that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Certain of the Underwriters perform investment banking and other capital markets services for the Company in the normal course of business.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                      VALIDITY OF THE NOTES AND DEBENTURES

     The validity of the Notes and Debentures offered hereby will be passed upon for the Company by Robert G. Kuhbach, Esq., Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. At the date of this Prospectus Supplement, Mr. Kuhbach was the owner of 11,803 shares of the Company's common stock and held options to acquire 101,382 shares of such common stock.

PROSPECTUS

                                  $350,000,000

                                DEBT SECURITIES

     Dover Corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $350,000,000 aggregate initial public offering price of secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, each on terms to be determined at the time of sale. When a particular series of Debt Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the specific terms of the offering and sale of the offered Debt Securities.

     The Company has not yet determined whether any of the Debt Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Debt Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Debt Securities will be sold directly to purchasers, to or through agents, underwriters or dealers, as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and, together with its agents, from time to time, to reject in whole or in part any proposed purchase of Debt Securities to be made directly or through agents. If agents of the Company or any underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Debt Securities. See "Plan of Distribution."

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by the applicable Prospectus Supplement.

                 The date of this Prospectus is March 24, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Debt Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (2) Quarterly Reports on Form 10-Q for the quarters ended, March 31, June 30, and September 30, 1997; (3) Annual Report to Stockholders for 1997 filed with the Commission on March 11, 1998; and (4) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of all Debt Securities to which this Prospectus relates shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company herein undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests for such copies should be directed to Dover Corporation, 280 Park Avenue, New York, New York 10017-1292, Attn: Corporate Secretary, telephone number (212) 922-1640. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents that are incorporated by reference, particularly sections of any Annual Report to Stockholders under the headings "Outlook" or "Management's Discussion and Analysis", contain forward-looking statements within the meaning of the Securities Act and the Exchange Act. Such statements relate to, among other things, industries in which the Company operates, the U.S. economy, earnings, cash flow and operating improvements and are indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "should," "hope," "forecast," "Dover believes," "management is of the opinion" and similar words or phrases. Such statements may also be made by management orally. Forward-looking statements are subject to inherent uncertainties and risks, including among others: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the mix of products/services; the achievement of lower costs and expenses; domestic and foreign governmental and public policy changes including environmental regulations; protection and validity of patent and other intellectual property rights; the continued success of the Company's acquisition program; the cyclical nature of the Company's businesses; and the outcome of pending and future litigation and governmental proceedings. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

     The Company is a diversified industrial manufacturing corporation encompassing over 45 operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. As used herein, the term the "Company" refers to Dover Corporation and its consolidated subsidiaries, unless otherwise indicated or unless the context otherwise requires.

     The Company's businesses are divided into five business segments. Dover Technologies builds sophisticated automated assembly equipment for the electronics industry, industrial printers for coding and marking, and specialized electronic components. Dover Industries makes products for use in the waste handling, bulk transport, automotive service, commercial food service and machine tool industries. Dover Diversified builds assembly and production machines, heat transfer equipment, specialized compressors, and food refrigeration and display cases, as well as products for use in the defense, aerospace and other industries. Dover Resources manufactures products primarily for the automotive, fluid handling, petroleum and chemical industries. Dover Elevator manufactures, installs and services elevators primarily in North America.

     The Company emphasizes growth and strong internal cash flow. It has a long-standing and successful acquisition program pursuant to which, from January 1, 1993 through December 31, 1997, the Company made 60 acquisitions at a total acquisition cost of $1.375 billion. These acquisitions have had a substantial impact on the increase in the Company's sales and earnings since 1993. The Company's acquisition program traditionally focused on acquiring new or stand-alone businesses. However, since 1993, increased emphasis has been placed on acquiring businesses which can be added on to existing operations. The Company aims to be in businesses marked by growth, innovation and higher than average profit margins. It seeks to have each of its businesses be a leader in its market as measured by market share, innovation, profitability and return on assets.

     The Company practices a highly decentralized management style. The presidents of operating companies are very autonomous and have a high level of independent responsibility for their businesses and their performance. This is in keeping with the Company's operating philosophy that small independent operations are better able to serve customers by focusing closely on their products and reacting quickly to customer needs. The Company's executive management becomes involved only to guide and manage capital, assist in major acquisitions, evaluate, motivate and, if necessary, replace operating management, and provide selected other services.

     The address and telephone number of the Company's principal executive offices are 280 Park New York, New York 10017-1292, (212) 922-1640. Dover Corporation is a Delaware corporation which conducts substantially all its business through subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds from the sale of Debt Securities will be used for general corporate purposes, which may include but are not limited to acquisitions and the reduction of the level of the Company's commercial paper outstanding. When a particular series of Debt Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Debt Securities. The Company has historically used commercial paper and debt securities, together with internally generated cash, to finance acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated.

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                         1997    1996    1995    1994    1993
                                                         ----    ----    ----    ----    ----
Ratio of earnings to fixed charges(a)................    11.6x   12.1x   9.5x    7.8x    9.0x

---------------
(a) Computed by dividing fixed charges of the Company into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense which is deemed to be representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an indenture (the "Indenture"), between the Company and a trustee, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

     The Company conducts substantially all its business through subsidiaries. Although the Notes are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's subsidiaries. The Indenture does not restrict the ability of the Company's subsidiaries to incur indebtedness. Because the Company is a holding company, the Company's ability to service its indebtedness is dependent on dividends and other payments made to it on its investments in its subsidiaries.

GENERAL

     The Indenture will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indenture, including as to maturity, principal and interest, as the Company may determine. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (1) the title of such Debt Securities;
(2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the date or dates on which the principal of any of such Debt Securities will be payable; (4) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (5) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (7) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (8) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (9) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (10) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof;
(11) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);
(12) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant Defeasance -- Defeasance and Discharge" or "Defeasance and Covenant Defeasance -- Covenant Defeasance", or under both such captions;
(13) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer -- Global Securities" and, if different from those described under such caption, any circumstances under which any such Global Security may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (14) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (5) any addition to or change in the covenants in the Indenture described under "Certain Restrictive Covenants" applicable to any of such Debt Securities; and (16) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement. In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable Prospectus Supplement.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Sec-tion 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Security being redeemed in part. (Section
305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

     Notwithstanding any provision of the Indenture or any Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants.

Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and others matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Security on any Interest Payment Date will be made to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Security thereafter may look only to the Company for payment thereof. (Section 1003)

COVENANTS

     The Indenture contains the following covenants:

LIMITATION ON SECURED DEBT

     The Company may not, and may not permit any Restricted Subsidiary to, incur or guarantee any evidence of indebtedness for money borrowed ("Debt") secured by a Lien on any (i) Principal Property or any part thereof, (ii) Capital Stock of a Restricted Subsidiary now owned or hereafter acquired by the Company or any Restricted Subsidiary or (iii) Debt of a Restricted Subsidiary owed to the Company or any Restricted Subsidiary of the Company, without in any such case
(i), (ii) or (iii) effectively providing that the Debt Securities are secured equally and ratably with (or, at the Company's option, prior to) such secured Debt and any other Debt required to be so secured, unless the aggregate amount of all such secured Debt, plus all Attributable Debt of the Company and its Restricted Subsidiaries with respect to Sale and Leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets.

     The foregoing restriction shall not apply to, and there will be excluded from Debt in any computation under such restriction, (i) Debt secured by a Lien in favor of the Company or a Restricted Subsidiary, (ii) Debt secured by a Lien in favor of governmental bodies to secure progress or advance payments or payments pursuant to contracts or statute, (iii) Debt secured by a Lien on property, Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger, consolidation or otherwise), (iv) Debt incurred or guaranteed to finance the acquisition of property, Capital Stock or Debt, or to finance construction on, or improvement or expansion of, property, which Debt is incurred within 180 days of such acquisition or completion of construction, improvement or expansion, and is secured solely by a Lien on the property, Capital Stock or Debt acquired, constructed, improved or expanded, (v) Debt consisting of industrial revenue or pollution control bonds or similar financing secured solely by a Lien on the property the subject thereof, or (vi) any extension, renewal or replacement of any Debt referred to in the foregoing clauses (iii) or (iv). (Section 1008)

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Neither the Company nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction involving any Principal Property or any part thereof after the date of the Indenture unless the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transactions plus all secured Debt to which the restrictions described in "Limitation on Secured Debt" above apply would not exceed 10% of Consolidated Net Tangible Assets.

     The foregoing restriction shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any Sale and Leaseback Transaction if (i) the lease is for a period of not in excess of three years, including renewal rights, (ii) the lease secures or relates to industrial revenue or pollution control bonds or similar financing, (iii) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, or (iv) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of the Principal Property leased or (B) the fair market value of the Principal Property leased either to (1) the retirement of Debt Securities, other Funded Debt of the Company ranking on a parity with the Debt Securities, or Funded Debt of a Restricted Subsidiary or (2) the purchase of other property which will constitute a Principal Property having a value at least equal to the value of the Principal Property leased. (Section 1009)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or group of affiliated Persons, unless: (1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) if, as a result of any such transaction, property or assets of the Company or any Restricted Subsidiary would become subject to a Lien prohibited by the provisions of the Indenture described under "Limitation on Secured Debt" above, the Company or the successor entity to the Company shall have secured the Debt Securities as required by said covenant; and (4) certain other conditions are met. (Section 801)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Attributable Debt" means, with respect to a lease in a Sale and Leaseback Transaction, the total net amount of rent required to be paid during the remaining primary term of such lease, discounted at a rate per annum equal to 6.45% calculated in accordance with generally accepted accounting practices. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participation, including partnership interests, whether general or limited, of such Person.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company and its Subsidiaries after deducting (i) all liabilities other than deferred income taxes, commercial paper, short-term bank Debt, Funded Debt and shareholders' equity, and (ii) all goodwill and other intangibles.

     "Funded Debt" means (i) all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Debt at the amount so capitalized).

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement, or any equivalent of any of the foregoing under the laws of any applicable jurisdiction, on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Principal Property" means any facility owned by the Company or any Restricted Subsidiary the gross book value of which (including related land, improvements, machinery and equipment so owned, without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets.

     "Restricted Subsidiary" means any Subsidiary which owns a Principal
Property.

     "Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 180 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Subsidiary" means (i) a corporation more than 50% of the voting stock of which is owned by the Company and/or one or more Subsidiaries or (ii) any other Person (other than a corporation) of which the Company and/or one or more Subsidiaries has at least a majority ownership and power to direct the policies, management and affairs.

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Security of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; and (e) certain events in bankruptcy, insolvency or reorganization involving the Company or any Restricted Subsidiary. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Security, (b) reduce the principal amount of, or any premium or interest on, any Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     The Indenture will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable (for example, because it is based on an index), the principal amount of such Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Security and (iii) the principal amount of a Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Security, of the principal amount of such Security (or, in the case of a Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302 of the Indenture, will not be deemed to be Outstanding. (Section
101)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have certain provisions of the Indenture relating to defeasance and discharge of indebtedness or defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

DEFEASANCE AND DISCHARGE

     The Indenture will provide that, upon the Company's exercise of its option (if any) to have Section 1302 of the Indenture applied to any Debt Securities, the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

DEFEASANCE OF CERTAIN COVENANTS

     The Indenture will provide that, upon the Company's exercise of its option (if any) to have Section 1303 of the Indenture applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Covenants" above and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the

Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Security is registered as the absolute owner thereof (whether or not such Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed and enforced in accordance with, the law of the State of New York. (Section 112)

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities to one or more underwriters for public offering and sale by them and may also sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Debt Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Debt Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Debt Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Debt Securities as a principal, and may then resell such Debt Securities at varying prices to be determined by the dealer.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Debt Securities offered hereby will be passed upon for the Company by Robert G. Kuhbach, Esq., Vice President, General Counsel and Secretary of the Company. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and the consolidated financial statements and related financial statement schedule of the Company as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 incorporated by reference in this Registration Statement have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
The Company..........................   S-2
Use of Proceeds......................   S-5
Capitalization.......................   S-6
Selected Consolidated Financial
  Data...............................   S-7
Pro Forma Financial Information......   S-9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-14
Description of the Notes and
  Debentures.........................  S-18
Underwriting.........................  S-20
Validity of the Notes and
  Debentures.........................  S-21
PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
Disclosure Regarding Forward-Looking
  Statements.........................     3
The Company..........................     4
Use of Proceeds......................     5
Ratio of Earnings to Fixed Charges...     5
Description of Debt Securities.......     6
Plan of Distribution.................    16
Legal Matters........................    16
Experts..............................    16

======================================================
======================================================

                                  $350,000,000

                               DOVER CORPORATION
                          $150,000,000        % NOTES
                               DUE JUNE    , 2008

                        $200,000,000        % DEBENTURES
                               DUE JUNE    , 2028
                               ------------------

                               ------------------
                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                               J.P. MORGAN & CO.

                         DEUTSCHE MORGAN GRENFELL INC.
======================================================